

SUPPL

03 JUN 12 7:21

DENTONIA RESOURCES LTD.

Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144 Email: dentonia@telus.net

---

June 2, 2003 File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549


03022852

Dear Sirs/Mesdames:

Re: New Release dated June 2, 2003

Enclosed is a copy of our News Release dated June 2, 2003 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.



Adolf A. Petancic
President

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

dlw 6/20



DENTONIA RESOURCES LTD.
Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144 Email: dentonia@telus.net

June 2, 2003

TSX Venture: DTA
No. of Pages: 2

NEWS RELEASE

PELLATT LAKE, NWT – AGREEMENTS SIGNED

The Pellatt Lake claim block, "the Property", is located a few miles northeast of the Ekati Diamond Mine and immediately north of De Beers' Hardy Lake Mineral Leases and consists of 13 mineral claims, or 33,500 acres. Seven (7) claims are owned 100% by Dentonia Resources Ltd. ("Dentonia") and Six (6) claims are owned 100% by DHK Diamonds Inc. ("DHK"). Dentonia has a 1/3 equity stake in DHK.

Dentonia and DHK have each entered into agreements (parallel agreements) with Peregrine Diamonds Ltd. ("Peregrine") (controlled and managed by Eric Friedland) to explore and develop this Property.

Peregrine has an agreement with BHP Minerals International Exploration Inc. ("BHPB") to deploy the Falcon ™ System throughout North, South and Central America.

The Falcon ™ system is an airborne geophysical system that incorporates a gravity gradiometer, a stinger magnetometer, DGPS (Global Position System), radar and baro altimeters, laser topographic scanner, and radiometrics, and is the world's first high resolution airborne gravity gradiometer capable of direct mineral deposit detection.

It is flown with a fixed wing aircraft at an altitude of 80-120m with a proposed line spacing of 100m. The Falcon™ System is the result of a +US$240m investment in this technology by the US military and a subsequent >>5 year, US$36m, development project by BHPB.

Kimberlites of sufficient volume with pyroclastic/diatreme facies will likely have sufficient contrast with the surrounding host rocks to allow detection.

Falcon™ has been deployed at the Ekati Diamond Mine, and has contributed to the identification of new kimberlites with only weak magnetic or e.m. responses.

To illustrate the above, a quote from a lecture of Laurie E. Reed, Geophysics, at the PPA conference in 1993 is appropriate:

"The literature shows that while all geophysical methods may be used to detect kimberlites in particular settings, it is clear that not all methods are applicable in every setting. - - - The lack of significant magnetic response in some kimberlites requires the use of other methods, usually electromagnetics, but possibly gravity and electrical methods as well."

The essential terms of Peregrine Agreements are:

1) Peregrine will design, implement and pay for the Falcon Survey over the Property to be conducted before December 31, 2003;

2) Peregrine will have the right to drill test, at its cost, any target areas identified by the Falcon Survey on or before December 31, 2005 and will thereby acquire 51% interest in each such target area drill tested;

3) Peregrine will have the right to bulk sample, at its cost, each target area with a minimum of a 200 tonne sample to earn an additional 14% or 65% total interest in each target area bulk sampled;

4) Peregrine, by arranging production financing, may earn an additional 10% or 75% total in each target area, if the target area is taken to production, and will obtain marketing rights to the diamonds produced from such target area for a 10-year period.

Three (3) of the claims owned by DHK are subject to 1% gross overriding royalty in favor of Kennecott Canada Exploration Inc., the remaining Dentonia and DHK claims are unencumbered.

For further particulars of earlier exploration work and results, reference is made to Dentonia's news release of April 22, 2003.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"
Adolf A. Petancic, President